Filed by The Ether Machine, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.
Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Pubco from its X account on August 6 and 7, 2025:

The Ether Machine @TheEther... · 2h

Before crypto, Tim led trading system transformations at @jpmorgan, @HSBC, @CreditSuisse, and @bbva.

📈 20+ years of building real-time financial infrastructure
+
⚙️ Deep TradFi tech + deep crypto conviction

= Tim speaks both machine code and boardroom lingo.

@d0z3y

1 4 71

The Ether Machine @TheEther... · 2h

While at @Consensys, Tim launched the firm's first institutional staking platform, setting the benchmark for validator security and uptime.

Before #LSTs and #restaking became buzzwords, he was already building the infrastructure.

@d0z3y

1 4 54

The Ether Machine @TheEther... · 2h

As CTO of @DARMACapital, Tim took that infra to scale:

- Globally distributed validators
- Bare-metal security
- 100% uptime over 5+ yrs

1 3 43

The Ether Machine @TheEther... · 2h

Tim is not a “staking user" - he’s the guy the staking companies call when their infrastructure breaks.

No shortcuts, no off-chain dependencies, just uptime, security, and yield. @d0z3y

1 3 39

The Ether Machine @TheEther... · 2h

Tim has worked across every layer of #Ethereum-native infrastructure:

- Staking & custody
- Validator ops
- Restaking and #DeFi strategy
- Tokenized asset systems

He also helped guide @bitwise's Onchain Solutions as a strategic advisor. @d0z3y

1 3 48

The Ether Machine @TheEtherMa... · 16m

ETH is the best way to be a part of three inevitable shifts at once:

- Wall Street moving onchain
- AI scaling digital coordination
- Tokenized assets replacing legacy infrastructure

For us it's not a trade, it's a long term thesis.
Welcome to the machine.

ticker: $DYNX

1 4 36 564

The Ether Machine @TheEtherMachi... · 42m

"We're underwriting Ethereum's core infrastructure and using that to drive long-term value. Even though stablecoins are great for usability, there will always be a special place for ETH in the ecosystem because of its purity — its lack of external dependencies."

- Ether Machine CEO @dfmerin on @pymnts TV

3 2 55 932

The Ether Machine @TheEtherMachine · 21h

From staking strategies to navigating crypto risk, our Chaiman @AK_EtherMachine sat down with @Nasdaq's VP of Listings to discuss why now is the moment for The Ether Machine.

Check out how we're bringing institutional Ethereum exposure to public markets. Ticker: $DYNX

nasdaq.com/videos/ether-m...

4 11 89 2.6K

The following communication was made by Andrew Keys, Co-founder and Chairman of Pubco, from his X account on August 7, 2025:

The following communications was made by Pubco from its LinkedIn account on August 6 and 7, 2025:

The Ether Machine
393 followers
22h •

+ Follow ···

Ethereum treasury companies are now "very investable," according to Standard Chartered's global head of digital assets research Geoff Kendrick, who says they present a stronger case for investors than U.S. spot Ethereum ETFs.

#Ethereum treasury companies have now also bought 1.6% of all #ETH in circulation since June, matching the pace of ETH ETF purchases over the same period.

Welcome to the Machine, Geoff ≣

5

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The following communication was made by Andrew Keys from his LinkedIn account on August 6, 2025:

The following communication was made by David Merin, Co-Founder and Chief Executive Officer of Pubco, from his LinkedIn account on August 6, 2025:

David Merin · 3rd+ + Follow ···

Co Founder and CEO, The Ether Machine...

17h ·

Great to chat with Austin Prey

PYMNTS + Follow

108,234 followers

21h · Edited ·

We're live with David Merin! Tune in now to watch our exclusive conversation with the co-founder & CEO of The Ether Machine.

Previously live
We're live in just a few—don't go anywhere!
00:47
CC

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The above-mentioned communication included a link to the interview with PYMNTS TV that David Merin appeared on August 1, 2025, which aired on August 7, 2025. The following is a transcription of the interview:

The Ether Machine Makes Billion-Dollar Bet on – Guess What – Ethereum
PYMNTS TV
Austin Prey
August 7, 2025

David Merin: As wonderful as stablecoins are in terms of making this all much more accessible and helping move, you know, the financial rails onto Ethereum. There still will always be a special place in that ecosystem for the asset of ether.

Austin Prey: How do you view the role of these active, you know, ETH strategies? You know, when it comes to kind of like corporate treasuries versus, you know, kind of sophisticated retail investors, you know, is there a bifurcation there of education and, you know, kind of, risk appetite or, you know, where are you placing your bets kind of?

David Merin: Yeah, I think it depends on what timescale you are looking at. Look, I think if you look at the longest timescale, it is possible this all converges with sophisticated retail and corporate treasury strategies. But over the medium term, not just the near term, I think there's room for meaningful value creation in the public markets with these kind of vehicles on top of call it the long-term play here. And obviously, if you look at MicroStrategy, you said even in the long term there's a bifurcation. If you look at, you know, MicroStrategy, the bulk of the ownership is actually institutional, not retail and institutional likely would rather own it in an equity wrapper than engage directly. So even in the long term, I think there's meaningful value creation here. But in the near term, I think there's supercharged value creation opportunities by leveraging some of the corporate finance innovations pioneered by MicroStrategy. So I alluded in the beginning to that convertible arbitrage strategy of functionally trying to monetize the volatility of the underlying crypto asset as a way to grow ownership of those crypto assets for common shareholders. Those common shareholders can be institutional or retail, and it's creating value for both of them, right? There are other innovations that have been pioneering more recently around the perpetual preferred. We'll look to explore those, too. Obviously, both convertible bonds and perpetual birds are not vehicles that necessarily can be accessed without a publicly listed corporate treasury, right. And so by leveraging public markets, you know, what you've seen is the opportunity for meaningful additional value creation via these public strategies. And we will pursue those aggressively as long as we think it is prudent and makes sense for our shareholders. And in there lies an opportunity to meaningfully outperform sophisticated retail.

Austin Prey: You know, kind of I'd love to dig in a little bit about what separates this from, you know, a Bitcoin treasury. And I may be a little naive in my question asking here, but so, you know, Bitcoin is more of a store of value. And so the treasury kind of you know, companies like strategy are able to you know activate that. But Ethereum is more of a base layer. And, you know, the ultimate roadmap for Ethereum is to provide a kind of, you know, new infrastructure layer for internet-based money. Is that fair to say? And how does that, you know, what's the impact that has on kind of, you know, The Ether Machine's, you know, solutions.

David Merin: Absolutely. So I think maybe take a step back. I think what you're asking is to what extent can Ethereum fulfill the non-sovereign store of value use case that Bitcoin has call it as digital gold. Right.

Austin Prey: So it's an opportunities based on an infrastructure level, not just kind of, you know, the other level so to speak. I don't have a good word for it.

David Merin: Sure. I mean, you know, it's ETH money, for lack of a better term, you know, which has been a debate for years. I think what I would say is, at the end of the day, if you look at the way the Ethereum network is structured, the asset of ether serves as pristine collateral in that ecosystem, right? So while USDC is a fantastic asset or another, stablecoins are as well that are fully reserved, fully backed by short-term Treasury bills, are wonderful assets in the DeFi economy that allow for dollar-based investors to participate in that DeFi economy. And, you know, obviously, I think that is a positive one on its own. And that will help, you know, basically make the Eurodollar market accessible to retail globally, which I think is good for the dollar or good for the United States, good for people in emerging markets. And there's a lot of positives there. And stablecoin adoption has been tremendous for Ethereum will continue to be tremendous for Ethereum. As we said, we think the GENIUS Bill, the single biggest beneficiary of the GENIUS Bill, is Ethereum.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.